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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION RECEIVED

FEB 29 2008

DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane ZE7F
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lyons 401-292-4160
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

TH 3/24

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Fidelity Brokerage Services LLC:

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

FIDELITY BROKERAGE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands)

ASSETS

Securities owned—at fair value	$	680,091
Securities borrowed from affiliate		9,630
Securities received as collateral from affiliate		439,386
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $ 263,079		161,893
Receivable from clearing broker		52,256
Other assets		111,772
TOTAL ASSETS	$	1,455,028

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Securities loaned	$	9,630
Obligation to return securities received as collateral		439,386
Payable to affiliate		107,840
Accrued expenses and other liabilities		128,117
Total liabilities		684,973
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		30,000
MEMBER'S EQUITY		740,055
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,455,028

See notes to statement of financial condition.

FIDELITY BROKERAGE SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007
(Dollars in Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Fidelity Brokerage Services LLC (the "Company") is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR"), formerly FMR Corp. Fidelity Global Brokerage Group, Inc. was formerly included in the consolidated federal income tax return of FMR Corp. Effective October 1, 2007, FMR Corp. merged into FMR LLC with FMR LLC the surviving entity.

When FMR Corp. merged into FMR LLC, FMR LLC became subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders but will remain subject to tax at the entity level in certain state and international jurisdictions.

The Company is a registered broker-dealer, a member of various national and regional stock exchanges, and is licensed to trade on the New York Stock Exchange, Inc. The principal business of the Company is to provide discount brokerage services to a retail customer base that effect transactions in a wide array of financial instruments. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities and Brokerage Transactions—Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Commission revenues and related expenses are also recorded on a trade date basis.

Use of Estimates—Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the outcome of litigation and other matters that affect the reported amounts and the disclosure of contingencies in the statement of financial condition. Actual results could differ from these estimates.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is provided on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included within the operations of FMR.

Collateralized Securities Transactions—In order to facilitate a transaction between NFS and an external customer, the Company enters into non-cash loan versus pledge securities transactions. In these transactions, the Company, as lender, records the collateral received as both an asset and as a liability,

recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized security transactions is recorded on an accrual basis.

Fair Value of Financial Instruments—Securities owned, which are primarily invested in a money market mutual fund, is valued at fair value using quoted market prices for actual or similar instruments with the resulting gains or losses reflected in interest for the current year. Securities borrowed, receivable from clearing broker, other assets, securities loaned, payable to affiliate and accrued expenses and other liabilities are carried at amounts which approximate fair value.

New Accounting Pronouncements—In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company will adopt the provisions of FIN 48 beginning January 1, 2008. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The adoption of this statement is not expected to have a material effect on the Company's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115* ("SFAS 159"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 157 and SFAS 159 is not expected to have a material effect on the Company's statement of financial condition.

2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") and the rules of The New York Stock Exchange Inc. and other principal exchanges of which it is a member. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, the Company had net capital of $450,215, which exceeded its minimum requirement by $449,965.

3. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned fees and commissions from subsidiaries of, and mutual funds managed by, an affiliate as a result of the administration and sales of their products.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are allocated to the Company by affiliated companies.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly. The receivable from NFS, which is included in receivable from clearing broker, was $52,256 at December 31, 2007 and is based on their clearing agreement.

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions. In addition, NFS collects and distributes FBS' customer related interest.

At December 31, 2007, the Company entered into a stock borrow transaction with NFS for $9,630. The Company also entered into non-cash loan versus pledge securities transactions with NFS commencing in 2007. The fair value of the collateral was $439,386 at December 31, 2007.

4. EMPLOYEE BENEFIT PLANS

The Company participated in FMR's noncontributory trusteed pension plan covering all of its eligible employees prior to the plan's termination of future benefits effective May 31, 2007. Pension expense, excluding the effect of plan curtailment in 2007, was allocated to the Company based upon its pro rata share of total eligible salary expense of FMR and its subsidiaries.

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR shares, as defined.

5. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On June 22, 2001, the Company entered into a cash subordination agreement with FMR that bears interest at a fixed rate of 6.55% and expires on June 22, 2008. This agreement is automatically extended each year if written notification is not provided to the New York Stock Exchange, Inc. seven months prior to the expiration date. The Company currently has no intention of terminating this agreement.

The subordinated borrowing is available in computing net capital under the Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, and under terms of the borrowing, it may not be repaid.

6. COMMITMENTS AND CONTINGENCIES

Collateral—At December 31, 2007, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $9,630. This collateral was obtained under securities borrowed agreements. Of these securities received as collateral, those with a fair value of approximately $9,630 were delivered or repledged, as collateral under securities lending agreements. The securities were borrowed from NFS.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral with a fair value of $439,386 at December 31, 2007. The securities received as collateral are from NFS.

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2019. Future minimum rentals under these leases are $42,621, $42,184, $40,356, $37,082 and $31,083 for each of the years ending December 2008 through December 2012, respectively, and $120,867 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates its revenues by providing securities brokerage services to retail customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. The Company reviews such actions and lawsuits on a case by case basis and establishes its reserves in accordance with SFAS No. 5, *Accounting for Contingencies*. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

7. CREDIT RISK

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and pursuant to such guidelines requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2008

Fidelity Brokerage Services LLC
2 Seaport Lane ZE7F
Boston, MA 02210

In planning and performing our audit of the financial statements of Fidelity Brokerage Services LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END